UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 29, 2004 (July 23, 2004)

Behringer Harvard Short-Term Opportunity
Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**333-100125**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Short-Term Opportunity Fund I LP (the "Partnership") hereby amends its Current Report on Form 8-K dated August 9, 2004 to provide the required financial statements relating to the acquisition by the Partnership of the Skillman Property, located in Dallas, Texas, as described in such Current Report.

After reasonable inquiry, the Partnership is not aware of any material factors relating to the Skillman Property that would cause the reported financial information not to be necessarily indicative of future operating results.

Item 9.01   **Financial Statements and Exhibits**

Page

(a)   Financial Statements of Businesses Acquired.

Report of Independent Auditors...3

Statement of Revenues and Certain Expenses for the year ended December 31, 2003 and the six month period ended June 30, 2004 4

Notes to the Statement of Revenues and Certain Expenses 5

(b)   Pro Forma Financial Information.

Unaudited Pro Forma Consolidated Financial Information...7

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2004……………………………………………………………… 8

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2004...9

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003 10

Unaudited Notes to Pro Forma Consolidated Statements of Operations 11

(c)   Exhibits.

None

Report of Independent Auditors

To the Partners of Behringer Harvard
 Short-Term Opportunity Fund I LP

We have audited the accompanying Statement of Revenues and Certain Expenses of Skillman (the "Skillman Property") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of the Skillman Property for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
September 29, 2004

Skillman Property
Statement of Revenues and Certain Expenses
For the Year Ended December 31, 2003
And the Six Month Period Ended June 30, 2004

	Year Ended December 31, 2003	Six Months Ended June 30, 2004 (Unaudited)
Revenues:		
Rental revenue	$ 1,506,869	$ 706,245
Reimbursement income	533,847	261,840
Other income	4,329	2,718
Total revenues	2,045,045	970,803
Expenses:		
Maintenance and service contracts	128,446	70,257
Utilities	86,826	37,666
Management fees	102,999	45,588
Property taxes and insurance	363,804	184,950
Administrative expenses	42,623	27,572
Total expenses	724,698	366,033
Revenues in excess of certain expenses	$ 1,320,347	$ 604,770

The accompanying notes are an integral part of this statement.

Behringer Harvard Short-Term Opportunity Fund I LP
Notes to the Statement of Revenues and Certain Expenses

1. **Basis of Presentation and Summary of Significant Accounting Policies**

Basis of Presentation
On July 23, 2004, Behringer Harvard Short-Term Opportunity Fund I LP (the "Registrant"), acquired an 85.71% interest in Behringer Harvard Plaza Skillman LP (the "Partnership"), with the remaining interest being held by unrelated third parties. On July 23, 2004, the Partnership acquired a neighborhood shopping/service center containing approximately 98,764 rentable square feet (unaudited), located on approximately 7.3 acres of land (unaudited), in Dallas, Texas (the "Skillman Property"). The Skillman Property is leased to a variety of retail and service oriented tenants, with retail concerns concentrated on the first floor. The purchase price of the Skillman Property was approximately $14.4 million.

The accompanying statement has been prepared on the accrual basis of accounting. The statement has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Registrant. The statement is not intended to be a complete presentation of the revenues and expenses of the Skillman Property for the year ended December 31, 2003 as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Skillman Property have been excluded.

Revenue Recognition
Tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Reimbursement income consists of recoveries of certain operating expenses and is recognized as revenue in the period the applicable costs are incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2. **Leases**

The minimum future cash rentals of tenant leases based on noncancelable operating leases held as of December 31, 2003 are as follows:

2004	$	1,322,654
2005		1,146,352
2006		1,042,486
2007		937,261
2008		279,950
Thereafter		550,823
Total	$	5,279,526

3. Major Tenants

The following presents rental revenue from tenants who individually represent more than 10% of the Skillman Property's total rental revenue for the year ended December 31, 2003:

Compass Bank	$	347,851

4. Statement of Revenues and Certain Expenses for the Six Month Period Ended June 30, 2004

The statement for the six month period ended June 30, 2004 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim period is not necessarily indicative of the results to be expected for a full year for the operation of the Skillman Property.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Financial Information

On July 23, 2004, the Partnership acquired an 85.71% interest (a 0.1% general partnership interest and an 85.61% limited partnership interest) in Behringer Harvard Plaza Skillman LP (the "Skillman Partnership"), with the remaining interest being held by unrelated third parties.

On July 23, 2004, the Skillman Partnership acquired a neighborhood shopping/service center containing approximately 98,764 rentable square feet, located on approximately 7.3 acres of land in Dallas, Texas (the "Skillman Property") at a cost of approximately $14.4 million. The Skillman Partnership paid approximately $3.9 million in cash, assumed approximately $400,000 in liabilities and assumed an existing mortgage loan with a principal balance of approximately $10.1 million (the "Loan"). The Loan has an interest rate of 7.34% per annum and matures on April 11, 2011.

The Partnership contributed approximately $3.3 million in cash to the Skillman Partnership in exchange for its ownership interest. In addition, the Partnership paid approximately $409,000 in acquisition and advisory fees to Behringer Advisors II LP for services rendered in connection with the acquisition of the Partnership's interest in the Skillman Property.

The Partnership does not control the Skillman Partnership as all major decisions relating to the Skillman Property require a unanimous consent of all the partners. Accordingly, the Partnership has accounted for its interest in the Skillman Partnership on the equity method of accounting.

In the opinion of management of the Partnership, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2004

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the Partnership had acquired its 85.71% interest in the Skillman Property as of June 30, 2004. This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Pro Forma Condensed Consolidated Statement of Operations of the Partnership and the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the six months ended June 30, 2004. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Partnership completed the above transaction on June 30, 2004, nor does it purport to represent the future financial position of the Partnership.

	Historical Amounts as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Pro Forma Adjustments	Pro Forma Total
Assets				
Land	$ 2,913,451	$ 2,196,698	$ -	$ 5,110,149
Buildings, net	6,207,964	6,660,281	-	12,868,245
Real estate intangibles, net	1,466,863	693,422	-	2,160,285
Total real estate	10,588,278	9,550,401	-	20,138,679
Cash and cash equivalents	12,197,722	(4,848,634)	(3,702,105) (c)	3,646,983
Restricted cash	2,257,099	-	-	2,257,099
Accounts receivable	28,450	-	-	28,450
Prepaid expenses and other assets	565,323	230	-	565,553
Investments in joint ventures	-	-	3,702,105 (c)	3,702,105
Deferred financing fees	229,965	88,069	-	318,034
Total assets	$ 25,866,837	$ 4,790,066	$ -	$ 30,656,903
Liabilities and partners' capital				
Liabilities				
Accounts payable	$ 8,788	$ -	$ -	$ 8,788
Payables to affiliates	6,473	-	-	6,473
Distributions payable	47,775		-	47,775
Accrued liabilities	402,926	240,066	-	642,992
Subscriptions for limited partnership units	2,257,096	-	-	2,257,096
Mortgage payable	6,000,000	4,550,000	-	10,550,000
Total liabilities	8,723,058	4,790,066	-	13,513,124
Commitments and contingencies				
Partners' capital				
Limited partners - 11,000,000 units authorized;				
2,024,140 units issued and outstanding	17,143,300	-	-	17,143,300
General partners	479	-	-	479
Total partners' capital	17,143,779	-	-	17,143,779
Total liabilities and partners' capital	$ 25,866,837	$ 4,790,066	$ -	$ 30,656,903

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired its 85.71% interest in the Skillman Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the quarter ended June 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Six months ended June 30, 2004 as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Pro Forma Adjustments	Pro Forma Six months ended June 30, 2004
Revenue				
Rental revenue	$ 584,060	$ 748,701	$ -	$ 1,332,761
			-	-
Other income	-	82,622	-	82,622
Total revenues	584,060	831,323	-	1,415,383
Expenses				
Property operating expenses	177,828	364,218	-	542,046
Property repairs and maintenance	11,083	139,307	-	150,390
Ground rent	117,633	38,187	-	155,820
Real estate taxes	90,544	108,087	-	198,631
Property and asset management fees	45,759	66,225	-	111,984
General and administrative	126,346	59,528	-	185,874
Interest Expense	154,224	155,733	-	309,957
Depreciation and amortization	236,258	297,984	-	534,242
Total expenses	959,675	1,229,269	-	2,188,944
Interest income	38,996	-	(18,511) (c)	20,485
Net loss before equity in losses of joint ventures	(336,619)	(397,946)	(18,511)	(753,076)
Equity in losses of joint ventures	-	-	(354,594) (d)	(354,594)
Net loss	$ (336,619)	$ (397,946)	$ (373,105)	$ (1,107,670)
Allocation of net loss:				
Net loss allocated to general partners	$ (9)			$ (30)
Net loss allocated to limited partners	$ (336,610)			$ (1,107,640)
Weighted average number of limited partnership units outstanding	1,376,478		420,735 (e)	1,797,213
Net loss per limited partnership unit	$ (0.24)			$ (0.62)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired its 85.71% interest in the Skillman Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Year ended December 31, 2003 As Reported (a)	Prior Acquistion Pro Forma Adjustments (b)	Pro Forma Adjustments		Year ended December 31, 2003 Pro Forma
Revenue					
Rental revenue	$ -	$ 2,811,688	$ -		$ 2,811,688
Recoverable expenses	-	116,857	-		116,857
Total revenues	-	2,928,545	-		2,928,545
Expenses					
Property operating expenses	-	812,396	-		812,396
Property repairs and maintenance	-	396,120	-		396,120
Ground rent	-	305,496	-		305,496
Real estate taxes	-	379,462	-		379,462
Property and asset management fees	-	236,066	-		236,066
General and administrative	112,789	151,716	-		264,505
Interest Expense	-	572,792	-		572,792
Depreciation and amortization	-	1,021,232	-		1,021,232
Total expenses	112,789	3,875,280	-		3,988,069
Other income	3,608	-	-		3,608
Net loss before equity in earnings of joint ventures	(109,181)	(946,735)	-		(1,055,916)
Equity in losses of joint ventures	-	-	(608,114)	**(c)**	(608,114)
Net loss	$ (109,181)	$ (946,735)	$ (608,114)		$ (1,664,030)
Allocation of net loss:					
Net loss allocated to general partners	$ (12)				$ (183)
Net loss allocated to limited partners	$ (109,169)				$ (1,663,847)
Weighted average number of limited partnership units outstanding	92,143		1,678,004	**(d)**	1,770,147
Net loss per limited partnership unit	$ (1.18)				$ (0.94)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

a. Reflects the Partnership's historical balance sheet as of June 30, 2004.

b. Reflects the acquisition of the Quorum Property as reported on Form 8-K/A dated September 15, 2004

c. Reflects the acquisition of the Partnership's 85.71% interest in the Skillman Property for a cash investment of $3,702,105.

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2004

a. Reflects the historical operations of the Partnership for the six months ended June 30, 2004.

b. Reflects the combined Pro Forma results for the Woodall Property and the Quorum Property as reported on Form 8-K/A dated September 15, 2004.

c. Reflects the reversal of interest income earned from cash on hand related to funds used to purchase the Skillman Property.

d. Reflects equity in earnings from the Partnership's 85.71% interest in the Skillman Property. Amount is determined as follows:

Revenues in excess of certain expenses	$	604,770
Adjustments:		
Depreciation and amortization expense (1)		(597,837)
Reverse management fees under previous owner		45,588
Property management fee (2)		(43,564)
Asset management fee (3)		(35,627)
Interest expense (4)		(387,044)
Earnings from joint venture		(413,714)
Partnership's ownership interest		85.71%
Equity in earnings of joint venture	$	(354,594)

(1) Reflects depreciation and amortization of the depreciable or amortizable assets and liabilities of the Skillman Property using the straight-line method over their estimated useful lives as follows:

Description	Allocation	Weighted Average Estimated Useful Life
Land	$ 3,169,952	-
Building	7,668,825	25 years
Above/below market leases, net	386,246	2.7 years
Tenant improvements, leasing commissions & legal fees	399,918	2.7 years
In-place leases	1,028,785	2.7 years
Tenant relationships	1,597,074	7.7 years
	$ 14,250,800	

(2)   Reflects the property management fees associated with the current management of the Skillman Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

(3)   Reflects asset management fees associated with the Skillman Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

(4)   Represents interest expense associated with the $10,138,846 of long-term debt obtained in connection with the purchase of the Skillman Property and amortization of deferred financing costs. The long-term debt bears an interest rate of 7.34% per annum and matures on April 11, 2011. The deferred financing costs in the amount of $209,277 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

e.   Reflects the adjustment to the historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Quorum, Woodall and Skillman Properties. The adjustment is computed as follows:

Cash needed to acquire the Quorum Property	$ 4,760,565
Cash needed to acquire the Woodall Property	7,114,625
Cash needed to aqcquire the Skillman Property	3,702,105
	$ 15,577,295
Net cash received from each limited partnership unit issued	$ 8.80 [1]
Limited partnership units needed to purchase the Quorum, Woodall and Skillman Properties	1,770,147
Plus weighted average number of actual limited partnership units outstanding at June 30, 2004 in excess of 1,770,147	27,066
Less historical weighted average number of limited partnership units outstanding at June 30, 2004	(1,376,478)
	420,735

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003

a. Reflects the historical operations of the Partnership for the year ended December 31, 2003.

b. Reflects the combined Pro Forma results for the Woodall Property and the Quorum Property as reported on Form 8-K/A dated September 15, 2004.

c. Reflects equity in earnings from the Partnership's 85.71% interest in the Skillman Partnership/Skillman Property. Amount is determined as follows:

Revenues in excess of certain expenses	$	1,320,347
Adjustments:		
Depreciation and amortization expense (1)		(1,195,674)
Reverse management fees under previous owner		102,999
Property management fee (2)		(91,832)
Asset management fee (3)		(71,254)
Interest expense (4)		(774,088)
Earnings from joint venture		(709,502)
Partnership's ownership interest		85.71%
Equity in earnings of joint venture	$	(608,114)

(1) Reflects depreciation and amortization of the depreciable or amortizable assets and liabilities of the Skillman Property using the straight-line method over their estimated useful lives as follows:

Description	Allocation	Weighted Average Estimated Useful Life
Land	$ 3,169,952	-
Building	7,668,825	25 years
Above/below market leases, net	386,246	2.7 years
Tenant improvements, leasing commissions & legal fees	399,918	2.7 years
In-place leases	1,028,785	2.7 years
Tenant relationships	1,597,074	7.7 years
	$ 14,250,800	

(2) Reflects the property management fees associated with the current management of the Skillman property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

(3) Reflects asset management fees associated with the Skillman Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

(4) Represents interest expense associated with the $10,138,846 of long-term debt obtained in connection with the purchase of the Skillman Property and amortization of deferred financing costs. The long-term debt bears an interest rate

of 7.34% per annum and matures on April 11, 2011. The deferred financing costs in the amount of $209,277 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

d. Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Quorum, Woodall and Skillman Properties. The adjustment is computed as follows:

Cash needed to acquire the Quorum Property	$	4,760,565
Cash needed to acquire the Woodall Property		7,114,625
Cash needed to aqcquire the Skillman Property		3,702,105
	$	15,577,295
Net cash received from each limited partnership unit issued	$	8.80 [1]
Limited partnership units needed to purchase the Quorum, Woodall and Skillman Properties		1,770,147
Less historical weighted average number of limited partnership units outstanding at December 31, 2003		(92,143)
		1,678,004

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Short-Term Opportunity Fund I LP

By: **Behringer Harvard Advisors II LP**
           Co-General Partner

Dated: September 29, 2004   By: /s/ Gary S. Bresky
                                         Gary S. Bresky
                                         Chief Financial Officer and Treasurer